Page 1
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934

                            Jackpot Enterprises, Inc.
                            -------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                  466392107
                                  ---------
                                 (CUSIP Number)

                              Kenneth W. Pavia, Sr.
                          Bolero Investment Group, L.P.
                                Ingraham Building
                          25 S.E. 2nd Avenue, Suite 720
                              Miami, Florida 33131
                                (305) 371-5200
                                --------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                    Copy To:

                              Robert C. White, Jr.
                           Kirkpatrick & Lockhart LLP
                      201 S. Biscayne Boulevard, Suite 2000
                              Miami, Florida 33131
                                 (305) 539-3327

                                 January 9, 1998
                                 ---------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

      Check the following box if a fee is being paid with the statement: [X]

CUSIP No. 466392107                                                      Page 2

                                  SCHEDULE 13D

1      NAME OF REPORTING PERSONS

            BOLERO INVESTMENT GROUP, L.P.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)   [X]
                                                                (b)   [ ]
3      SEC USE ONLY


4      SOURCE OF FUNDS

            WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ( )

6      CITIZENSHIP OR PLACE OF ORGANIZATION

            CALIFORNIA

NUMBER OF      7         SOLE VOTING POWER
SHARES                   261,600 SHARES OF COMMON STOCK
BENEFICIALLY
OWNED BY EACH
REPORTING
PERSON WITH

               8         SHARED VOTING POWER

                           -0- SHARES OF COMMON STOCK

               9         SOLE DISPOSITIVE POWER

                           261,600 SHARES OF COMMON STOCK

               10        SHARED DISPOSITIVE POWER

                           -0- SHARES OF COMMON STOCK

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            261,600 SHARES OF COMMON STOCK

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES             (  )

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            2.9%

14     TYPE OF REPORTING PERSON

            PN

CUSIP No. 466392107                                                      Page 3


1      NAME OF REPORTING PERSONS

            KENNETH W. PAVIA, SR.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                              (a)   [X]
                                                              (b)   [ ]
3      SEC USE ONLY


4      SOURCE OF FUNDS

            AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ( )

6      CITIZENSHIP OR PLACE OF ORGANIZATION

            UNITED STATES OF AMERICA

NUMBER OF     7         SOLE VOTING POWER
SHARES                    462,000 SHARES OF COMMON STOCK
BENEFICIALLY
OWNED BY EACH
REPORTING
PERSON WITH

              8         SHARED VOTING POWER

                           -0- SHARES OF COMMON STOCK

              9         SOLE DISPOSITIVE POWER

                           462,000 SHARES OF COMMON STOCK

              10        SHARED DISPOSITIVE POWER

                           -0- SHARES OF COMMON STOCK
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            462,000 SHARES OF COMMON STOCK

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES             (  )

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            5.1%

14     TYPE OF REPORTING PERSON

       IN

CUSIP No. 466392107                                                      Page 4


1      NAME OF REPORTING PERSONS

            FHI, INC.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a)   [X]
                                                               (b)   [ ]
3      SEC USE ONLY


4      SOURCE OF FUNDS

            WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ( )

6      CITIZENSHIP OR PLACE OF ORGANIZATION

            NEVADA

NUMBER OF       7         SOLE VOTING POWER
SHARES                        5,300 SHARES OF COMMON STOCK
BENEFICIALLY
OWNED BY EACH
REPORTING
PERSON WITH

                8         SHARED VOTING POWER

                              -0- SHARES OF COMMON STOCK

                9         SOLE DISPOSITIVE POWER

                              5,300 SHARES OF COMMON STOCK

                10        SHARED DISPOSITIVE POWER

                              -0- SHARES OF COMMON STOCK

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            5,300 SHARES OF COMMON STOCK

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES             (  )

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            .058%

14     TYPE OF REPORTING PERSON

       CO

CUSIP No. 466392107                                                      Page 5


1      NAME OF REPORTING PERSONS

            FLORENCE PARTNERS INC.


2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a)   [X]
                                                             (b)   [ ]
3      SEC USE ONLY


4      SOURCE OF FUNDS

            WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ( )

6      CITIZENSHIP OR PLACE OF ORGANIZATION

            SOUTH CAROLINA

NUMBER OF      7         SOLE VOTING POWER
SHARES                    195,100 SHARES OF COMMON STOCK
BENEFICIALLY
OWNED BY EACH
REPORTING
PERSON WITH

               8         SHARED VOTING POWER

                           -0- SHARES OF COMMON STOCK

               9         SOLE DISPOSITIVE POWER

                           195,100 SHARES OF COMMON STOCK

               10        SHARED DISPOSITIVE POWER

                           -0- SHARES OF COMMON STOCK

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            195,100 SHARES OF COMMON STOCK

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES             (  )

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            2.1%

14     TYPE OF REPORTING PERSON

       CO

CUSIP No. 466392107                                                      Page 6


1      NAME OF REPORTING PERSONS

            CHARLES POWERS


2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)   [X]
                                                                (b)   [ ]
3      SEC USE ONLY


4      SOURCE OF FUNDS

            AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ( )

6      CITIZENSHIP OR PLACE OF ORGANIZATION

            UNITED STATES OF AMERICA

NUMBER OF        7         SOLE VOTING POWER
SHARES                         195,100 SHARES OF COMMON STOCK
BENEFICIALLY
OWNED BY EACH
REPORTING
PERSON WITH

                 8         SHARED VOTING POWER

                                -0- SHARES OF COMMON STOCK

                 9         SOLE DISPOSITIVE POWER

                                195,100 SHARES OF COMMON STOCK

                 10        SHARED DISPOSITIVE POWER

                                -0- SHARES OF COMMON STOCK

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            195,100 SHARES OF COMMON STOCK

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES             (  )

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            2.1%

14     TYPE OF REPORTING PERSON

       IN

CUSIP No. 466392107                                                      Page 7


Item 1.  Security and Issuer.
         --------------------

      This statement relates to shares of common stock, par value $0.01 per share (the "Shares"), of Jackpot Enterprises Inc., a Nevada corporation (the "Company"). The principal executive offices of the Company are located 1110 Palms Airport Drive, Las Vegas, Nevada 89119.

      Item 2. Identity and Background.
              ------------------------

      (a)-(c), (f). This statement is being filed by: (i) Bolero Investment Group, L.P., a California limited partnership ("Bolero"); (ii) FHI Inc., a Nevada corporation ("FHI"); (iii) Mr. Kenneth W. Pavia, Sr. ("Mr. Pavia"); (iv) Florence Partners Inc., a South Carolina corporation ("Florence Partners"); and
(v) Mr. Charles Powers ("Mr. Powers"). Bolero, FHI, Mr. Pavia, Florence Partners and Mr. Powers are sometimes collectively referred to herein as the "Reporting Persons."

      Bolero's principal business is investing in marketable securities. FHI's principal business is private investment banking. Mr. Pavia's principal business is to make and hold investments. Mr. Pavia is the sole general partner of Bolero and is the founder, a director and the sole executive officer and shareholder of FHI. The business address of each of Bolero, Mr. Pavia and FHI is 25 SE 2nd Ave., Suite 720, Miami, FL. 33131. Each of the foregoing also maintain offices at 1101 East Balboa Boulevard, Newport Beach, CA 92661-1313. Mr. Pavia is a citizen of the United States of America.

      Joanne Pavia ("Mrs. Pavia") is a director of FHI and is the wife of Mr. Pavia. Mrs. Pavia is not currently employed. The residence of Mrs. Pavia is 1101 E. Balboa Boulevard, Newport Beach, CA 92661-1313. Mrs. Pavia is a citizen of the United States of America.

      Florence Partners' principal business is investing in marketable securities. Mr. Powers' principal business is to make and hold investments. Mr. Powers is the sole director, sole executive officer and sole shareholder of Florence Partners and is a limited partner of Bolero. Mr. Pavia is managing director of Florence Partners. The business address of each of Florence Partners and Mr. Powers is 2419 Sumter St. Ext., Florence, SC 29502. Mr. Powers is a citizen of the United States of America.

      (d) and (e). During the last five years, none of Bolero, FHI, Mr. Pavia, Mrs. Pavia, Florence Partners or Mr. Powers has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
         --------------------------------------------------

      As of the close of business on January 13, 1998, the Reporting Persons held in the aggregate 462,000 Shares, of which (i) 261,600 were purchased by Bolero, (ii) 5,300 were purchased by FHI and (iii) 195,100 were purchased by Florence Partners.

CUSIP No. 466392107                                                      Page 8


      Bolero purchased its Shares for an aggregate purchase price of $3,032,056.70 (excluding commissions), of which approximately $2,036,597.00 was provided from Bolero's working capital and $995,459.70 was provided from borrowings under standard broker margin arrangements.

      FHI purchased its Shares for an aggregate purchase price of $61,490.60 (excluding commissions), of which approximately $45,490.60 was provided from FHI's working capital and approximately $16,000 was provided from borrowings under standard broker margin arrangements.

      Florence Partners purchased its shares for an aggregate purchase price of $2,262,865.90 (excluding commissions), of which $2,234,069.40 was provided from Florence Partners' working capital and $28,796.50 was provided from borrowings under standard broker margin arrangements.

Item 4.  Purpose of Transaction.
         -----------------------

      The Reporting Persons acquired the Shares as an investment and view their investment as having significant potential for increased value. The Reporting Persons intend to review on a continuing basis their investment in the Shares. A press release concerning the initial acquisition of Shares by Bolero and Mr. Pavia is filed as Exhibit 3 to this Schedule 13D and is incorporated by reference herein.

      The Reporting Persons may, subject to the continuing evaluation of the factors discussed herein, acquire from time to time additional Shares in the open market or in privately negotiated transactions or otherwise, including through additional capital contributions of new or existing partners. Depending on the factors discussed herein, the Reporting Persons may, from time to time, retain or sell all or a portion of their holdings of the Shares in the open market or in privately negotiated transactions. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons' review of numerous factors, including, among other things, the availability of Shares for purchase and the price levels of such Shares, general market and economic conditions; ongoing evaluation of the Company's business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities; the actions of the management and the Board of Directors of the Company; and other future developments.

      Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.
         -------------------------------------

      (a)-(b) As of the close of business on January 13, 1998, Bolero directly owned in the aggregate 261,600 Shares, which represent approximately 2.9% of the 9,082,035 Shares outstanding as of November 7, 1997, as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997 (the "Outstanding Shares"). Bolero, acting through its sole general partner, Mr. Pavia, has the sole power to vote or direct the vote, and to dispose or to direct the disposition of, the Shares which it owns directly.

      As of the close of business on January 13, 1998, FHI directly owned in the aggregate 5,300 shares, which represents approximately .058% of the Outstanding

CUSIP No. 466392107                                                      Page 9


Shares. FHI has the sole power to vote direct to vote, and to dispose or to direct the disposition of, the Shares it owns directly.

      As of the close of business on January 13, 1998, Mr. Pavia did not hold any Shares directly. As the sole general partner of Bolero, Mr. Pavia may be deemed to beneficially own the Shares held by Bolero. As the sole executive officer and shareholder of FHI, Mr. Pavia may be deemed to beneficially own the Shares held by FHI. As the managing director of Florence Partners, Mr. Pavia may be deemed to beneficially own the Shares held by Florence Partners.

      As of the close of business on January 13, 1998, Mrs. Pavia did not hold any Shares directly. Mrs. Pavia has no right to vote or dispose of any Shares held by any of the Reporting Persons and therefore does not beneficially own any of such Shares.

      As of the close of business on January 13, 1998, Florence Partners directly owned in the aggregate 195,100 Shares, which represents approximately 2.1% of the Outstanding Shares. Florence Partners has the sole power to vote, direct to vote and to dispose or to direct the disposition of, the Shares it owns directly.

      As of the close of business on January 13, 1998, Mr. Powers did not hold any Shares directly. As the sole director, sole executive officer and sole shareholder of Florence Partners, Mr. Powers may be deemed to beneficially own the Shares held by Florence Partners. As a limited partner of Bolero, Mr. Powers has no right to vote or dispose of any Shares held by Bolero and therefore does not beneficially own any Shares held by Bolero.

      By reason of the provisions of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), Bolero, FHI, Mr. Pavia, Florence Partners and Mr. Powers may be deemed to be a "group." By reason of the provisions of Rule 13d-5 under the Act, any member of the group may be deemed to own all Shares beneficially owned by Bolero, FHI, Mr. Pavia, Florence Partners and Mr. Powers. Florence Partners and Mr. Powers do not affirm the existence of such a group and disclaim beneficial ownership of Shares beneficially owned by Bolero, FHI and Mr. Pavia. Bolero, FHI and Mr. Pavia also do not affirm the existence of such a group and disclaim beneficial ownership of Shares beneficially owned by Florence Partners and Mr. Powers.

      Except as set forth in this Item  5(a)-(b),  each of the persons  named in
this  Item  5(a)-(b)  disclaims   beneficial   ownership  of  any  Shares  owned
beneficially or of record by any other person named in this Item 5(a)-(b).

      (c) In the past sixty days, Bolero purchased 60,500 Shares through open market purchases in the following transactions, all of which were effected on the New York Stock Exchange:

      Date               No. of Shares  Price per Share*
      ----               -------------  ----------------
      11/11/97                   1,000             11.75
      11/18/97                     500             12.00
      11/19/97                   2,000             11.94
      11/19/97                   1,500             11.94
      11/20/97                   1,000             11.75

CUSIP No. 466392107                                                      Page 10


      Date               No. of Shares  Price per Share*
      ----               -------------  ----------------
      11/21/97                   1,100             11.93
      11/21/97                   1,000             11.94
      11/21/97                   1,000             11.94
      11/21/97                   1,000             12.00
      11/21/97                   1,000             11.94
      11/26/97                   1,000             12.00
      11/26/97                   1,000             12.00
      11/26/97                   2,000             12.00
      12/01/97                   1,000             12.00
      12/03/97                   2,000             11.56
      12/03/97                   1,000             11.56
      12/04/97                     700             11.88
      12/04/97                     100             11.62
      12/05/97                   4,000             11.88
      12/05/97                   4,000             11.94
      12/05/97                     300             11.94
      12/05/97                   2,000             11.88
      12/05/97                   1,000             11.94
      12/05/97                   1,000             11.88
      12/08/97                   3,200             11.90
      12/09/97                   3,000             11.91
      12/09/97                   1,000             11.94
      12/09/97                   2,000             11.94
      12/09/97                   1,000             11.88
      12/10/97                   2,000             11.69
      12/10/97                   1,000             11.75
      12/10/97                     100             11.50
      12/12/97                   1,000             11.56
      12/15/97                   1,000             11.88
      12/15/97                   1,000             11.75
      12/16/97                   2,000             11.88
      12/16/97                   1,000             11.88
      12/16/97                   1,000             11.88
      12/22/97                   1,000             10.75
      01/09/98                   2,000             11.25
      01/09/98                   1,000             11.88
      01/12/98                   3,000             11.13
      01/12/98                   1,000             11.13

* Excluding commissions.

CUSIP No. 466392107                                                      Page 11


      In the past sixty days, Florence Partners purchased 13,000 Shares through open market purchases in the following transactions, all of which were effected on the New York Stock Exchange:

      Date               No. of Shares  Price per Share*
      ----               -------------  ----------------
      11/11/97                     200             11.56
      11/13/97                     800             11.69
      11/19/97                   1,000             11.94
      11/25/97                     100             12.00
      11/26/97                     900             12.00
      12/01/97                     400             12.00
      12/03/97                   1,000             11.56
      12/05/97                   1,000             12.00
      12/05/97                     900             11.88
      12/09/97                   1,000             11.88
      12/09/97                   1,000             11.88
      12/10/97                   1,000             11.63
      12/12/97                     200             11.50
      12/16/97                   1,000             11.88
      12/17/97                   1,000             11.56
      01/09/98                     500             11.88
      01/12/98                   1,000             11.13

* Excluding commissions.

      Except as set forth herein, none of the Reporting Persons or Mrs. Pavia has effected any transaction in the Shares during the past sixty days.

      (d) Not applicable.

      (e) Not applicable.

Item 6. Contract, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.
        ---------------------------------------------------------------------

      Bolero was formed and is governed by the Limited Partnership Agreement dated as of May 13, 1996 (the "Partnership Agreement"). A copy of the form of Partnership Agreement is attached as Exhibit 2 and is incorporated by reference herein. The discussion of the terms of the Partnership Agreement contained in
Item 6 is only a brief summary and is qualified in its entirety by reference to the Partnership Agreement contained in Exhibit 2.

      Bolero was formed to engage in the business of purchasing, holding and disposing of marketable securities. Pursuant to the terms of the Partnership Agreement, Mr. Pavia has the authority to perform all acts necessary to carry out the purposes and business of Bolero. As general partner of Bolero, Mr.
Pavia has a 12.5% interest in the profits of Bolero.

      Florence Partners was formed under the laws of the State of South Carolina on November 8, 1996. Florence Partners was formed to engage in the purchasing, holding and disposing of marketable securities. Pursuant to an agreement between

CUSIP No. 466392107                                                      Page 12


Florence Partners and Mr. Pavia, Mr. Pavia has the authority to perform all acts necessary to carry out the purposes and business of Florence Partners. Mr. Pavia will also receive 12.5% of the profits from Florence Partners' investment in the Shares.

      Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including, without limitation, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits and losses or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.
         ---------------------------------

   Exhibit 1   Joint Filing Agreement.

   Exhibit 2   Form of Limited Partnership Agreement dated as of May 13, 1996.

   Exhibit 3   Form of Press Release.

CUSIP No. 466392107                                                      Page 13



                                    SIGNATURE

      After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each certifies that the information set forth in this statement is true, complete and correct.


Dated:  January 14, 1998

                                    Bolero Investment Group, L.P.


                                    By:   /s/ Kenneth W. Pavia
                                          --------------------
                                    Name: Kenneth W. Pavia, Sr.
                                    Its:  General Partner


                                    /s/ Kenneth W. Pavia
                                    --------------------
                                    Kenneth W. Pavia, Sr.


                                    FHI, Inc.


                                    By:   /s/ Kenneth W. Pavia
                                          --------------------
                                    Name: Kenneth W. Pavia, Sr.
                                    Its:  President


                                    Florence Partners, Inc.


                                    By:   /s/ Charles Powers
                                          ------------------
                                    Name: Charles Powers
                                    Its:  President


                                    /s/ Charles Powers
                                    ------------------
                                    Charles Powers